Exhibit 1

Business / Corporate News

NXP Welcomes E. Meurice As New Non-Executive Director

Eindhoven, March 28, 2014 - NXP Semiconductors N.V. (NASDAQ: NXPI) announced that today’s Extraordinary General Meeting of Shareholders resolved to appoint Mr. Eric Meurice as non-executive director in the Board of Directors, effective April 1, 2014.

Mr. Meurice is until March 31, 2014 the Chairman of ASML Holding NV, the world's leading provider of lithography systems for the semiconductor industry. From 2004 to 2013 he was the CEO of ASML. Mr. Meurice also gained extensive technology experience in the semiconductor industry between 1984 and 1994, first at Intel, in the micro-controller group, and then at ITT Semiconductors Group, a leader then in video and audio DSP integrated circuits.

“I am excited to be able to welcome Eric Meurice as non-executive director,” said Sir Peter Bonfield, Chairman of the Board of Directors of NXP. “He brings a tremendous amount of semiconductor industry expertise and experience to our Board of Directors. With his appointment, the majority of our board consists of independent directors.”

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the automotive, identification and mobile industries, and in application areas including wireless infrastructure, lighting, healthcare, industrial, consumer tech and computing. NXP has operations in more than 25 countries, and posted revenue of $4.82 billion in 2013. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available from the SEC website, www.sec.gov.

For further press information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media:

Joon Knapen

joon.knapen@nxp.com

+31 619 303 857